

Mail Stop 7010

February 21, 2008

Nicola Battaglia
Chief Financial Officer
PDG Environmental, Inc.
1386 Beulah Road, Building 801
Pittsburgh, Pennsylvania 15235

   Re: PDG Environmental, Inc.
     Form 10-K for Fiscal Year Ended January 31, 2007
     File No. 0-13667

Dear Mr. Battaglia:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time.

   If you have any further questions regarding our review of your filings, please direct them to Bret Johnson, Staff Accountant, at (202) 551-3753 or, in his absence, to the undersigned at (202) 551-3768.

            Sincerely,

            John Cash
            Accounting Branch Chief